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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                 AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               VIEW SYSTEMS, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    926706102
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                                 (CUSIP Number)


                             Rubin Investment Group
                            2121 Avenue of the Stars
                                    Suite 101
                          Los Angeles, California 90067
                                  310/407-0100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                    Copy to:
                            Robert L. Davidson, Esq.
                             Rubin Investment Group
                            2121 Avenue of the Stars
                                    Suite 101
                          Los Angeles, California 90067
                                 310 / 407-0100


                                September 1, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 926706102                                                        13D
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(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
         Rubin Investment Group
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(2)      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS):

         (a)      [  ]
         (b)      [  ]
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(3)      SEC USE ONLY
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(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  PF
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(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
         [  ]
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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                                            (7)      SOLE VOTING POWER
                                                            2,441,200
                                             -----------------------------------
         Number of Shares                   (8)      SHARED VOTING POWER
         Beneficially Owned                                        0
         by Each Reporting                  -----------------------------------
         Person with                        (9)      SOLE DISPOSITIVE POWER
                                                            2,441,200
                                             -----------------------------------
                                            (10)     SHARED DISPOSITIVE POWER
                                                                    0
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,441,200 shares
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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)
         [  ]
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.7%
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(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
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ITEM 1.  SECURITY AND ISSUER

         The Statement relates to the common stock, $.001 par value per share ("Common Stock"), of View Systems, Inc. (the "Issuer"), which has its principal executive offices at 925 West Kenyon Avenue, Suite 15, Englewood, Colorado 80110.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Rubin Investment Group ("Rubin"), a private investment company organized under the State of California. The business address of Rubin is Rubin Investment Group, 2121 Avenue of the Stars, Suite 101, Los Angeles, California 90067.

         (a) - (c) Not applicable.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person used personal funds in the amount of $630,000 to purchase the Common Stock. No part of the purchase price was borrowed.

ITEM 4.  PURPOSE OF TRANSACTION

         The Common Stock received by the Reporting Person is intended by the Reporting Person to be held solely for investment purposes and for resale to the public through an effective registration statement under the Securities Act of 1933. Except for the transactions involving the Common Stock reported in Item 5(c) herein, and except for the expectation that the Reporting Person may from time to time sell shares of Common Stock (depending upon market conditions, availability or need of funds, and other factors personal to such Reporting Person), the Reporting Person does not have any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of additional securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of September 1, 2000, the Reporting Person may be deemed to beneficially own the following numbers of shares of Common Stock:

                                  Number of Shares
        Name                           Owned                 Percentage
        ----                           -----                 ----------

        Rubin                         2,441,200                  22.7%

         (b)  The  Reporting   Person  has  sole  voting  and  sole  dispositive
discretion with respect to all of the shares of Common Stock beneficially owned by such Reporting Person, as reported in Item 5(a) herein.

         (c) On February 18, 2000 the Reporting Person acquired from the Issuer in a private placement, for the purchase price of $400,000, securities consisting of (a) 800,000 shares of Common Stock and (b) warrants to acquire an aggregate of up to 2,500,000 shares of Common Stock for an exercise price of $2.00 per share, of which 1,500,000 expire on the later of August 31, 2000 or the 30th day following the effective date of a registration statement covering the sale of the underlying shares and 1,000,000 expire in 3 years from the date of purchase. To date, the Reporting Person has acquired 265,000 shares of Common Stock upon the exercise of warrants, for the aggregate purchase price of $230,000 in cash and property.

         Between July 25, 2000 and August 4, 2000, the Reporting Person sold an aggregate of 86,200 shares in open market sales at prices ranging from $.75 to $1.09 per share.

         Between August 8, 2000 and August 11, 2000, the Reporting Person sold an aggregate of 110,600 shares in open market sales at prices ranging from $.75 to $.875 per share.

         Between August 14, 2000 and August 25, 2000, the Reporting Person sold an aggregate of 127,000 shares in open market sales at prices ranging from $.51 to $.78 per share.

         Between August 30, 2000 and August 31, 2000 the Reporting Person sold an aggregate of 35,000 shares in open market sales at prices ranging from $.57 to $.66 per share. On August 31, 2000 the Reporting Person sold 200,000 shares in a private sale at the price of $.55 per share.

         On September 1, 2000 the Reporting Person sold 300,000 shares in a private sale at the price of $.55 per share.

         (d) and (e) not applicable.

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Percentages are calculated in accordance  with Rule  13d-3(d)(1) on the basis of
8,539,909 outstanding shares of Common Stock, as reported to the Reporting Person by an authorized representative of the Issuer. Changes in beneficial ownership are determined by assuming that unexercised warrants held by the Reporting Person are treated as exercised and the underlying Common Stock as outstanding.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           TO SECURITIES OF THE ISSUER

                  None

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

                  None



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                                   SIGNATURES


After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2000


                              RUBIN INVESTMENT GROUP



                              By:  /s/ Dan Rubin
                                 ---------------------------
                                 Dan Rubin, Chief Executive
                                       Officer